

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Jill Andersen, Esq.
General Counsel
Adagio Therapeutics, Inc.
1601 Trapelo Road
Suite 178
Waltham, MA 02451

> **Re: Adagio Therapeutics, Inc.**
> **PREC14A filed May 19, 2022**
> **SEC File No. 1-40703**

Dear Ms. Andersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the Company's information statement.

PREC14C filed May 19, 2022

Letter to Shareholders, page i

1. Refer to the last paragraph of the Letter to Shareholders. Explain what you mean by the statement that the Annual Meeting may be adjourned or postponed "from time to time." Your revised disclosure should explain what this means, and should also describe the circumstances under which the Annual Meeting would be postponed or adjourned, given that the Company is not soliciting proxy authority.

Proposal 2 - Precatory Declassification Proposal, page 17

2. We note your disclosure that the proposal to declassify the Board of Directors is nonbinding. However, we also note that the Company is not opposing the proposal. Explain your intentions with respect to declassifying the Board if Proposal 2 passes with

the required majority vote. See Item 4 of Schedule 14C.

General

3.   Include disclosure about the interests and potential conflicts of interest of certain affiliates in the solicitation. See Item 3 of Schedule 14C.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Lawrence Elbaum, Esq.